SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Graphic Packaging Holding Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

388689 101
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 388689 101	13D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,507,330 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,507,330 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,507,330 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (see Item 5)*
14		TYPE OF REPORTING PERSON (see instructions)* CO
*		This calculation is based on 324,746,642 shares of Issuer Common Stock (as defined below) outstanding as of February 10, 2014 as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on February 13, 2014.

CUSIP No. 388689 101	13D	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,507,330 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,507,330 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,507,330 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (see Item 5)*
14		TYPE OF REPORTING PERSON (see instructions)* IN
*		This calculation is based on 324,746,642 shares of Issuer Common Stock outstanding as of February 10, 2014 as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 13, 2014.

CUSIP No. 388689 101	13D	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,507,330 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,507,330 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,507,330 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (see Item 5)*
14		TYPE OF REPORTING PERSON (see instructions)* IN
*		This calculation is based on 324,746,642 shares of Issuer Common Stock outstanding as of February 10, 2014 as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 13, 2014.

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on March 10, 2008, as amended and supplemented by Amendment No. 1 filed on February 14, 2012, Amendment No. 2 filed on December 20, 2012, Amendment No. 3 filed on March 28, 2013, Amendment No. 4 filed on June 5, 2013, Amendment No. 5 filed on August 14, 2013 and Amendment No. 6 filed on November 26, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar IV Advisors LLC, a Delaware limited liability company (“TPG Advisors IV”), and (ii) TPG GenPar V Advisors, LLC, a Delaware limited liability company (“TPG Advisors V”). TPG Advisors IV is the general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass IV – AIV 1, L.P., a Delaware limited partnership (“TPG IV-AIV 1”), and TPG Bluegrass IV – AIV 2, L.P., a Delaware limited partnership (“TPG IV-AIV 2” and, together with TPG IV-AIV 1, the “TPG IV Funds”). The TPG IV Funds in the aggregate directly hold 13,253,666 shares of Issuer Common Stock (the “TPG IV Shares”) reported herein. TPG Advisors V is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass V – AIV 1, L.P., a Delaware limited partnership (“TPG V-AIV 1”), TPG Bluegrass V – AIV 2, L.P., a Delaware limited partnership (“TPG V-AIV 2”), TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF V-A”), and TPG FOF V-B, L.P., a Delaware limited partnership (“TPG FOF V-B” and, together with TPG V-AIV 1, TPG V-AIV 2, and TPG FOF V-A, the “TPG V Funds”). The TPG V Funds in the aggregate directly hold 13,253,664 shares of Issuer Common Stock (the “TPG V Shares” and, together with the TPG IV Shares, the “Shares”). Because of the relationship between Group Advisors and the TPG IV Funds and the TPG V Funds (collectively, the “TPG Funds”), Group Advisors may be deemed to beneficially own the Shares.”

Item 4.  Purpose of Transaction.

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“February 2014 Registered Offering

On February 11, 2014, the TPG Funds, in their capacity as selling stockholders, entered into an underwriting agreement (the “February 2014 Underwriting Agreement”), the form of which is attached hereto as Exhibit 17, with the Issuer, the other selling stockholders named in Schedule B thereto (such selling stockholders, together with the TPG Funds, the “February 2014 Selling Stockholders”) and Citigroup Global Markets Inc., as underwriter (the “February 2014 Underwriter”), pursuant to which the TPG Funds agreed to sell 12,885,934 shares of Issuer Common Stock, the CDR Fund agreed to sell 8,557,033 shares of Issuer Common Stock and Old Town agreed to sell 8,557,033 shares of Issuer Common Stock, in each case for a purchase price of $9.85 per share. The February 2014 Offering was made pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-176606).

Page 5 of 11 Pages

The February 2014 Registered Offering closed on February 18, 2014.

February 2014 Lock-Up Agreement

In connection with the February 2014 Registered Offering, the February 2014 Selling Stockholders, including each of the TPG Funds, and certain Coors Family Stockholders agreed with the February 2014 Underwriter, pursuant to a lock-up agreement (each, a “February 2014 Lock-Up Agreement”), the form of which is attached hereto as Exhibit 18, that they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, or engage in any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of, any shares of Issuer Common Stock or any securities convertible into or exchangeable or exercisable for shares of Issuer Common Stock (other than as contemplated by the February 2014 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of the February 2014 Underwriter for a period of 45 days after the date of the February 2014 Underwriting Agreement. The Issuer has agreed to substantially similar restrictions for a period of 45 days, subject to certain exceptions.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“The following disclosure assumes that there are 324,746,642 shares of Issuer Common Stock outstanding as of February 10, 2014 as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 13, 2014.

(a) and (b) Pursuant to Rule 13d-3 under the Securities Act, through the TPG Funds, the Reporting Persons may be deemed to beneficially own 26,507,330 shares of Issuer Common Stock, which constitute approximately 8.2% of the outstanding Common Stock of the Issuer.

By virtue of the Stockholders Agreement and the Registration Rights Agreement, the Covered Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, each of the Covered Stockholders may be deemed to beneficially own the Issuer Common Stock beneficially owned by the members of the group as a whole. If deemed a group, the Reporting Persons together with the other Covered Stockholders may be deemed to beneficially own, in the aggregate, 43,654,214 shares of Issuer Common Stock, representing approximately 13.4% of the Issuer Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Issuer Common Stock held by any other Covered Stockholder.”

Item 7. Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Page 6 of 11 Pages

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.	Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.	Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

5.	Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

6.

Form of Lock-Up Agreement, by and among each of the Selling Stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

7.	Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

8.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

9.	Underwriting Agreement, dated May 30, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed June 5, 2013).

Page 7 of 11 Pages

10.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit B of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed June 5, 2013).

11.	Underwriting Agreement, dated August 7, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed August 13, 2013).

12.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters (incorporated by reference to Exhibit B of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed August 13, 2013).

13.	Authorization and Designation Letter, dated July 1, 2013, by David Bonderman.

14.	Authorization and Designation Letter, dated July 1, 2013, by James G. Coulter.

15.	Underwriting Agreement, dated November 19, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed November 25, 2013).

16.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit B of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed November 25, 2013).

17	Underwriting Agreement, dated February 11, 2014, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed February 18, 2014).

18	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule E to the Underwriting Agreement and Citigroup Global Markets Inc., as underwriter.
Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
Page 9 of 11 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.	Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.	Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P., TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

5.	Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

6.

Form of Lock-Up Agreement, by and among each of the Selling Stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

7.	Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

Page 10 of 11 Pages

8.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

9.	Underwriting Agreement, dated May 30, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed June 5, 2013).

10.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as underwriters (incorporated by reference to Exhibit B of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed June 5, 2013).

11.	Underwriting Agreement, dated August 7, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed August 13, 2013).

12.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters (incorporated by reference to Exhibit B of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed August 13, 2013).

13.	Authorization and Designation Letter, dated July 1, 2013, by David Bonderman.

14.	Authorization and Designation Letter, dated July 1, 2013, by James G. Coulter.

15.	Underwriting Agreement, dated November 19, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed November 25, 2013).

16.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit B of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed November 25, 2013).

17.	Underwriting Agreement, dated February 11, 2014, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Citigroup Global Markets Inc., as underwriter (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed February 18, 2014).

18.	Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule E to the Underwriting Agreement and Citigroup Global Markets Inc., as underwriter.

Page 11 of 11 Pages